SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K






/X/ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 2000.

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to _______

Commission file number: 1-3122



   A. Full title of the plan and the address of the plan, if different from that if the issuer named below:


              Covanta Energy Americas, Inc. The Power Savings Plan



   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                           Covanta Energy Corporation
                                  40 Lane Road
                               Fairfield, NJ 07007

                                    Signature


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Covanta Energy Americas, Inc. The Power Savings Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                 Covanta Energy Americas, Inc. The Power
                                 Savings Plan Administrative Committee

                                 By /s/ Louis M. Walters
                                    --------------------------------------------
                                 Louis M. Walters
                                 Member of the Covanta Energy Americas, Inc.
                                 The Power Savings Plan Administrative Committee




Date: July 16, 2001

    Covanta Energy Americas, Inc. The Power Savings Plan
    (formerly Ogden Power Corporation The Power Savings Plan)

    Independent Auditors' Report

    Financial Statements

    Years Ended December 31, 2000 and 1999
    Supplemental Schedule
    Year Ended December 31, 2000

Covanta Energy Americas, Inc. THE POWER SAVINGS PLAN
(formerly Ogden Power Corporation The Power Savings Plan)


TABLE OF CONTENTS

------------------------------------------------------------------------




INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Benefits

   Statements of Changes in Net Assets Available for Benefits

   Notes to Financial Statements

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED
   DECEMBER 31, 2000:

   Schedule of Assets Held for Investment Purposes at End of Year

INDEPENDENT AUDITORS' REPORT

Covanta Energy Americas, Inc.
The Power Savings Plan

We have audited the accompanying statements of net assets available for benefits of Covanta Energy Americas, Inc. The Power Savings Plan (formerly Ogden Power Corporation The Power Savings Plan), (the "Plan"), as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audits provide a reasonable basis for our opinion.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Fidelity Management Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 9, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to express, and do not express an opinion on the Plan's financial statements as of or for the year ended December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the trustees, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the Plan as of December 31, 2000, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
July 9, 2001

COVANTA ENERGY AMERICAS, INC. THE POWER SAVINGS PLAN
(formerly Ogden Power Corporation The Power Savings Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                      2000               1999

ASSETS:

    Investments (see Note 3)                       $ 10,227,273      $ 9,622,822
                                                   -------------     -----------
    Receivables:
        Participant contributions                        35,129           30,442
        Employer contributions                            7,959          299,570
                                                   -------------     -----------

           Total receivables                             43,088          330,012
                                                   -------------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $ 10,270,361      $ 9,952,834
                                                   =============     ===========


See notes to financial statements.

COVANTA ENERGY AMERICAS, INC. THE POWER SAVINGS PLAN
(formerly Ogden Power Corporation The Power Savings Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                     2000               1999

ADDITIONS:
  Additions to net assets attributed to:
    Investment income:
      Interest and dividends                     $   615,534        $   665,491
      Net (depreciation) appreciation
      in fair value of investments
        (see Note 3)                                (637,405)         1,142,329
                                                 ------------       ------------

                                                     (21,871)         1,807,820
                                                 ------------       ------------

      Contributions:
        Participant                                  764,422            737,205
        Employer                                     228,729            472,663
        Rollover                                      80,668             31,614
                                                 ------------       ------------

                                                   1,073,819          1,241,482
                                                 ------------       ------------

                      Total additions              1,051,948          3,049,302
                                                 ------------       ------------

DEDUCTIONS:
  Deductions from net assets attributed to:

    Benefits paid to participants                   (727,661)          (921,118)
    Administrative expenses                           (6,760)            (6,564)
                                                 ------------       ------------

                      Total deductions              (734,421)          (927,682)
                                                 ------------       ------------

NET INCREASE IN NET ASSETS
     AVAILABLE FOR BENEFITS                          317,527          2,121,620
                                                 ------------       ------------

NET ASSETS AVAILABLE FOR
    BENEFITS, BEGINNING OF YEAR                    9,952,834          7,831,214
                                                 ------------       ------------

NET ASSETS AVAILABLE FOR
    BENEFITS, END OF YEAR                        $10,270,361        $ 9,952,834
                                                 ============       ============


See notes to financial statements.

COVANTA ENERGY AMERICAS, INC. THE POWER SAVINGS PLAN
(formerly Ogden Power Corporation The Power Savings Plan)


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Covanta Energy Americas, Inc. The Power Savings Plan, (formerly Ogden Power Corporation The Power Savings Plan) (the "Plan"), provides only general information. Participants should refer to the Plan Document, a copy of which is available from the Plan administrator, for more complete information of the Plan's provisions.

      General - The Plan is a defined contribution plan covering substantially all employees of Covanta Energy Americas, Inc. (formerly Ogden Power Corporation) and its subsidiaries (collectively, "the Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Effective February 1, 2000, all of the assets and outstanding loans of the Plan were transferred from Fidelity Management Trust Company (the "Prior Trustee") to T. Rowe Price Trust Company (the "Trustee"). The Company, determined that it would be in the best interest of the Company and the Plan, for the assets and outstanding loans to be held by a separate trustee from the Prior Trustee.

      Eligibility - All employees of the Company who have attained age twenty and have completed three months of credited service are eligible to participate in the Plan. Qualified employees may enroll in the Plan only at the beginning of each quarter.


      Participant Contributions - A participant may contribute up to 15% of his or her eligible compensation to the Plan on a pretax basis. For 2000 and 1999, participant pre-tax contribution could not exceed $10,500 and $10,000, respectively, in accordance with Internal Revenue Service ("IRS") Regulations.

      Employer Contributions - The Company matches 50% of a participant's pretax contributions with a maximum match equal to 3% of eligible compensation. Matching contributions are made each pay period, and there are no eligibility requirements. The Company may also make an annual discretionary profit-sharing contribution. The matching and profit sharing contributions follow the participants directed contributions into the various investment options offered by the Plan. Profit sharing contributions of $0 and $236,626 were made for the plan years 2000 and 1999, respectively. These amounts were paid to the plan in the following year.

      Participant Rollover - Participants may make rollover contributions from other qualified employee benefit plans specified by the Internal Revenue Code (the "Code").

      Vesting - Participants are immediately vested in their voluntary contributions and matching Company contributions and earnings thereon. Employer discretionary contributions vest at 20% per year beginning with one year of service as defined in the Plan, with 100% vesting after five years of service.

      Payment of Benefits - Upon termination of service resulting from retirement, permanent disability, death, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account, or annual installments over a period not exceeding five years.

      Forfeitures - Forfeiture amounts were used to reduce administrative expenses of the Plan. At December 31, 2000 and 1999, forfeitures of nonvested accounts totaled $9,857 and $26,277, respectively.

      Hardship Withdrawals - In certain hardship situations, as defined by the Plan, a participant can withdraw all or part of his or her vested pretax contributions account while still actively employed. Employer matching and discretionary contributions are not eligible for hardship withdrawals.

      In-Service Withdrawals - A participant who has attained the age of 59 1/2 is permitted to withdraw upon request all or any portion of the account.

      Participant Loans - Participant loans are recorded at the face amount of the loans made to plan participants (see Note 5).

      Participant Accounts - Each participant's account is credited with the participant's contributions, the Company's matching contributions, and allocations of investment income and any Company discretionary contributions. Allocations of earnings are based on participant account balances. Allocations of discretionary contributions are based on eligible compensation.

      All contributions are allocated based on percentage elections made by each participant among the various mutual funds.

      During 2000, the Plan included the following funds in which participants could elect to invest their Plan assets:

     o T. Rowe Price Equity Income Fund - This fund invests in stocks that pay above-average dividends.

     o T. Rowe Price Stable Value Fund ("Stable Value Fund") - This fund invests in investment contracts issued by high-quality insurance companies and banks.

     o T. Rowe Price U.S. Treasury Money Fund ("U.S. Treasury Money Fund") - This fund invests primarily in short-term U.S. Treasury securities.

     o Fidelity Magellan Fund - This fund invests in common stock of domestic, foreign and multinational companies of all sizes. The fund may also invest in bonds.

     o T. Rowe Price International Stock Fund - This fund invests in established non-U.S. companies.

     o T. Rowe Price Balanced Fund - This fund invests approximately 60% in stocks and 40% in bonds.

     o T. Rowe Price Spectrum Income Fund - This fund invests in five U.S. bond funds, two international bond funds, a money market fund and an income-oriented stock fund.

     o T. Rowe Price Blue Chip Growth Fund - This fund invests in large and medium-sized blue chip growth companies.

     o T. Rowe Price Equity Index 500 Fund - This fund invests in the 500 stocks that make up the S&P 500 Index.

     o T. Rowe Price Small-Cap Value Fund - This fund invests in small companies that appear to be undervalued.

     o T. Rowe Price New Horizons Fund - This aggressive fund seeks high long-term growth. It invests in small-company stocks and takes a growth approach to investing. This fund is subject to the abrupt and unpredictable market movements associated with small-company stocks.

     o Ogden Stock Fund - This fund invests in Covanta Energy Corporation common stock, traded on the New York Stock Exchange.

     o T. Rowe Price Mid-Cap Growth Fund - This fund invests at least 65% of its assets in a diversified portfolio of common stocks of mid-cap companies whose earnings T. Rowe Price expects to grow at a faster rate than the average company.

     o T. Rowe Price Science & Technology Fund - This fund invests at least 65% of its assets in the common stocks of companies expected to benefit from the development, advancement and use of science and technology.

      During 1999, the Plan included the following funds in which participants could elect to invest their Plan assets.

     o Fidelity Puritan Fund - Funds are invested in shares of a registered investment company that, according to the fund prospectus, invests mainly in high-yielding securities, including common stocks, preferred stocks, and bonds.

     o Fidelity Magellan Fund - Funds are invested in shares of a registered investment company that, according to the fund prospectus, invests mainly in common stocks and securities convertible to common stock with long-term growth potential.

     o Fidelity Equity Income Fund - Funds are invested in shares of a registered investment company that, according to the fund prospectus, invests mainly in income-producing common stocks.

     o Fidelity Growth Company Fund - Funds are invested in shares of a registered investment company that, according to the fund prospectus, invests mainly in highly diversified common stocks and securities convertible into common stocks.

     o Fidelity OTC Portfolio - Funds are invested in shares of a registered investment company that, according to the fund prospectus, invests mainly in common stocks, preferred stocks, and debt obligations issued by companies traded on the over-the-counter market.

     o Fidelity Blue Chip Growth Fund - Funds are invested in shares of a registered investment company that, according to the fund prospectus, invests mainly in common stocks diversified among industries of large, well-known, and established companies.

     o Fidelity Asset Manager - Funds are invested in shares of a registered investment company that, according to the fund prospectus, invests mainly in equity securities, intermediate to long-term bonds, and short-term financial instruments.

     o Fidelity Retirement Money Market Portfolio - Funds are invested in shares of a registered investment company that, according to the fund prospectus, invests mainly in short-term high-quality corporate obligations, U.S. government obligations, and certificates of deposit.

     o Fidelity Managed Income Portfolio - Funds are invested in shares of a registered investment company that, according to the fund prospectus, invests mainly in intermediate term investment contracts with financial institutions and investment companies.

     o Fidelity Short-Term Intermediate Government Portfolio - Funds are invested in shares of a registered investment company that, according to the fund prospectus, invests mainly in U.S. government securities and repurchase agreements secured by U.S. government securities.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

      Investment Valuation - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at cost, which approximates fair value. Purchase and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

      Investment Transactions - Investment transactions are accounted for on a trade-date basis.

      Investment Income - Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

      Administrative Charges - Substantially all costs of administering the Plan were paid by the Company in 2000 and 1999. Certain mutual funds include direct investment management expenses that are paid by the Plan.

      Payment of Benefits - Benefits are recorded when paid.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the Unitded States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      Accounting for Derivative Instruments - The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended and interpreted, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires entities, including employee benefit plans, to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. This Statement is effective for fiscal years beginning after June 15, 2000. Management has determined that the implementation of SFAS No. 133 will have no effect on the Plan's financial statements.

3.    INVESTMENTS

      The following is a summary of the Plan's investments held by the Trustee at December 31, 2000 that represent 5% or more of the Plan's net assets:

                                                                           2000
      Investments at fair value determined by quoted market price:
        Fidelity Magellan Fund                                        $2,184,012
        T. Rowe Price Balanced Fund                                      701,400
        T. Rowe Price Blue Chip Growth Fund                            3,008,190
        T. Rowe Price New Horizons Fund                                  625,729
        U.S. Treasury Money Fund                                         561,891
        T. Rowe Price Equity Income Fund                               1,026,748
        T. Rowe Price Spectrum Income Fund                               609,336
      Investments at fair value estimated by the Trustee - Loan Fund     884,241

      The Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 2000 for the various investment contracts ranged from 5.88% to 7.83%. The average yields of the Stable Value Fund for the year ended December 31, 2000 was 6.58%. All investment contracts in the Stable Value Fund are fully benefit-responsive and are recorded at their fair values. Generally, fair value approximates contract value contributions made plus interest accrued at the contract rates less withdrawals and fees. If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than the contract value.

      During 2000, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $637,405 as follows:

                                                                         2000

      Fidelity Magellan Fund                                        $ (426,318)
      T. Rowe Price International Stock Fund                            (5,187)
      T. Rowe Price Equity Income Fund                                  47,389
      Ogden Stock Fund                                                  66,420
      T. Rowe Price Balanced Fund                                       (5,066)
      T. Rowe Price New Horizons Fund                                 (104,769)
      T. Rowe Price Spectrum Income Fund                                13,402
      T. Rowe Price Blue Chip Growth Fund                             (152,847)
      T. Rowe Price Equity Index 500 Fund                              (13,929)
      T. Rowe Price Small-Cap Value Fund                                    74
      T. Rowe Price Science & Technology Fund                          (56,318)
      T. Rowe Price Mid-Cap Growth Fund                                   (256)
                                                                    -----------

                                                                    $ (637,405)
                                                                    ===========

      Loans to participants which comprise the Loan Fund, are reported at cost, which approximates fair value.

4.    CONTRIBUTIONS RECEIVABLE

      The Plan recorded participant and employer contributions receivable at December 31, 2000 and 1999, for contributions related to the 2000 and 1999 plan years, respectively, not yet received by the Plan at year-end. Such contributions were paid to the Trustee and allocated to participant accounts subsequent to the respective year-ends.

5.    PARTICIPANTS NOTES RECEIVABLE

      Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer (from) to the investment fund (to) from the Participant Loan Fund. The loans are for up to 5-year terms (10 years for the purchase of a principal residence) and are secured by the balance in the participant's account. The loans bear interest at one percent over the prime rate (9.5% to 10.5% and 9.5% to 8.5% at December 31, 2000 and 1999, respectively) and are repaid ratably through payroll withholdings.

6.    EXCESS CONTRIBUTIONS REFUNDABLE

      The Plan is required to refund contributions to certain highly compensated participants in accordance with provisions of the Code. No excess contributions refundable were required or recorded at December 31, 2000 and 1999.

7.    TAX STATUS

      The sponsor adopted a nonstandardized prototype plan which received an IRS opinion letter dated August 24, 1993, and the IRS has determined and informed the Company by letter dated January 20, 1998 that the Plan, as adopted, and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

8.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become fully vested in their accounts.

9.    INFORMATION CERTIFIED BY THE TRUSTEE (UNAUDITED)

      The following is a summary of the unaudited information regarding the Plan, included in the Plan's 1999 financial statements, prepared by the Prior Trustee of the Plan, and furnished to the Plan administrator. The Plan administrator has obtained certifications from the Prior Trustee that such information is complete and accurate.

                                                                  1999

        Investments, at a fair value                          $9,622,822
        Interest and dividends                                   665,491
        Net appreciation in fair value of investments          1,142,329

      The following is a summary of the plan's investments held by the Prior Trustee at December 31, 1999 that represented 5% or more of the Plan's net assets.

                                                                   1999

      Fidelity Magellan Fund                                  $2,191,565
      Fidelity Equity Income Fund                                948,878
      Fidelity Growth Company Fund                             1,235,535
      Fidelity Blue Chip Growth Fund                           1,825,974
      Fidelity Retirement Money Market Portfolio                 714,180
      Fidelity Managed Income Portfolio                          637,730
      Fidelity Participant Loan Fund                             574,564


      During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,142,329, as follows:

                                                                   1999

      Fidelity Puritan Fund                                    $ (23,487)
      Fidelity Magellan Fund                                     244,231
      Fidelity Equity Income Fund                                (31,666)
      Fidelity Growth Company Fund                               454,024
      Fidelity OTC Portfolio                                     173,348
      Fidelity Blue Chip Growth Fund                             318,878
      Fidelity Asset Manager                                      13,782
      Fidelity Short-Term Intermediate Government Portfolio       (6,781)
                                                               ----------
                                                              $1,142,329
                                                               ==========
                                     ******

COVANTA ENERGY AMERICAS, INC. THE POWER SAVINGS PLAN
(formerly Ogden Power Corporation The Power Savings Plan)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                           Description    Number of
                                               of          Shares/      Market
                   Identity of Issue       Investment       Units       Value

MUTUAL FUNDS:
  T. Rowe Price Equity Income Fund          Mutual Fund    41,619   $ 1,026,748
  Stable Value Fund                         GIC            16,515        16,515
  U.S. Treasury Money Fund                  Mutual Fund   561,891       561,891
  Fidelity Magellan Fund                    Mutual Fund    18,307     2,184,012
  T. Rowe Price International Stock Fund    Mutual Fund     1,663        24,151
  T. Rowe Price Balanced Fund               Mutual Fund    36,588       701,400
  T. Rowe Price Spectrum Income Fund        Mutual Fund    56,577       609,336
  T. Rowe Price Blue Chip Growth Fund       Mutual Fund    88,868     3,008,190
  T. Rowe Price Equity Index 500 Fund       Mutual Fund     2,386        84,712
  T. Rowe Price Small-Cap Value Fund        Mutual Fund       770        14,734
  T. Rowe Price Hew Horizons Fund           Mutual Fund    26,192       625,729
  T. Rowe Price Science & Technology Fund   Mutual Fund     2,246        79,876
  T. Rowe Price Mid-Cap Growth Fund         Mutual Fund       106         4,233

COMMON STOCKS:
  *Ogden Stock Fund                         Common Stock   26,114       401,505

PARTICIPANT LOANS:
  Participant Loans                         Loans           N/A         884,241
                                                                    -----------

TOTAL ASSETS HELD FOR
  INVESTMENTS                                                       $10,227,273
                                                                    ===========

* Party-in-interest

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-36658, 33-36657, 33-54143, 333-19641, 333-82801 and 333-40140 of Covanta
Energy Corporation (formerly Ogden Corporation) on Form S-8 of our report dated July 9, 2001 appearing in this Annual Report on Form 11-K of Covanta Energy Americas, Inc. The Power Savings Plan (formerly Ogden Power Corporation The Power Savings Plan) for the year ended December 31, 2000.

/s/  DELOITTE & TOUCHE LLP

Parsippany, New Jersey
July 13, 2001